African Agriculture

445 Park Avenue, Ninth Floor

New York, NY 10022

May 18, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jordan Nimitz Office of Life Sciences

Re:	African Agriculture, Inc.

Registration Statement on Form S-1

File No. 333-264015

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), African Agriculture, Inc., a Delaware corporation (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-264015), together with all exhibits thereto, initially filed on March 31, 2022, as subsequently amended (collectively, the “Registration Statement”).

The Company has determined not to utilize the Registration Statement. On November 2, 2022, the Company entered into an Agreement and Plan of Merger with 10X Capital Venture Acquisition Corp. II (“10X II”), which is a special purpose acquisition corporation, and 10X AA Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company and the Company’s stockholders will receive common stock of 10X II, and the Company will become a wholly-owned subsidiary of 10X II. The Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Company advises the Commission that it may, upon consideration of its financing and strategic options, which may be in connection with the proposed merger with 10X II, undertake a subsequent private offering.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use as provided therein.

If you have any questions with respect to this matter please contact Anthony M. Saur (212-735-8834) or Jack Levy (212-735-8764) of Morrison Cohen LLP

Sincerely,

/s/ Alan Kessler
Alan Kessler
Chairman and Chief Executive officer

cc:	Anthony Saur

Jack Levy

Morrison Cohen LLP